DOMAINE
SERVING WINE COLLECTORS

Proposed 3

Domaine DC
4221 Connecticut Avenue, NW
Rear Access
Washington, DC 20008

Prepared For

VinVesto, Inc

January 19, 2021

Dear VinVesto, Inc:

Attached please find our proposal for services. If you agree with the enclosed scope and terms, please return a signed copy of the agreement at your earliest convenience.

As a family of companies, we are proud of our comprehensive offerings for wine collectors including consulting, storage and transportation. Our team of wine professionals helps collectors like yourself every day with a broad array of services including:

•Short and long term secure, temperature controlled storage
•Importation and overseas logistics
•Refrigerated domestic shipping with order consolidation from multiple vendors
•Cellar relocation
•Inspection and inventory of new or possible purchases
•Home cellar inventory and organization
•Appraisal and insurance consultation
•Representation when liquidating a bottle or a whole collection
•Sourcing acquisition
•Representation at auction for buyers including provenance and price research

If there are any additional ways that we can care for your collection, please do not hesitate to contact us.

Sincerely,

Matthew Graham
General Manager | DC
mgraham@domainestorage.com

Proposal Details

This 3 (this "**WSA**") by and between the undersigned customer (the "**Customer**") and Domaine DC, a Missouri limited liability company (the "**Company**"), sets forth the options selected by the Customer for the storage of the Customer's Wine at the Company's Location. This WSA is qualified by and includes the Company's applicable WSA General Terms and Conditions in effect at the time this WSA is executed by the Customer (the "**Terms and Conditions**"; together, this WSA and the Terms and Conditions are the "**Agreement**"). By its execution of this WSA, the Customer expressly acknowledges and agrees that it has been provided a copy of and has had the opportunity to review the Terms and Conditions, which are made a part of this Agreement. Capitalized terms set forth but not defined in this WSA shall have the meanings ascribed thereto in the Terms and Conditions.

Contract Term: 12 Months	Start Date: 12/17/2020	End Date: 12/17/2021

Description	Quantity	Unit Price	Unit of Measure	Extended Price
Annual Commercial Storage (1-49 Case Account)	28.00	$100.20	Locker per Contract Term	$2,805.60

Domaine shall: (i) receive the Customer's Wine free of charge; (ii) document the number of boxes received and the shipper; and (iii) provide the Customer access to the Company's lounge (as described in Section 5 of the Terms and Conditions), consolidated shipping services, local wine store pick-up, and such other services as are provided for in this Agreement or otherwise provided by the Company in its discretion.

The Initial Term shall be one year, commencing on the Effective Date. The Customer shall pay the applicable One-Year Storage Charge(s) owed for the Initial Term upon execution of this Agreement. Please refer to the Terms and Conditions for the full scope of the term.

Wine Insurance: Up to $50,000.00	$42,000.00	$0.75	per $100	$315.00

The Customer agrees to purchase specific wine coverage through Domaine. The estimated value of the Customer's Wine is to be based upon a reasonable valuation provided to the Company by the Customer; provided, that if the Customer does not provide such valuation, the estimated value shall be determined by the Company through a third-party valuation service. The estimated value of the Customer's Wine shall be established at the beginning of each year of the term of the Agreement, and the premium due shall be based upon such value, with no refunds in the event of a decrease in value during the course of the year. Our comprehensive wine insurance policy covers: traditional risk perils (fire, theft, wind, and flood), accidental droppage, extremes of temperature due to breakdown of control units, unauthorized consumption, and label damage. The policy also covers wine in transit, domestically or internationally, up to $1,000,000.00 per vessel when either 1) it is transported in a Domaine vehicle; OR 2) Domaine is otherwise responsible for the shipment.
Shipping deductibles are as follows: $2,500.00 per occurrence on domestic & international shipping.

* Sales tax will be applied to certain charges as required by state law.	Total	$3,120.60

GENERAL PROVISIONS

(a)   <u>Effective Date</u>. This Agreement shall become effective as of the date set forth below.

(b)   <u>Notices</u>. All notices, consents, requests, demands and other communications hereunder are to be in writing, and are deemed to have been duly given or made, as applicable: (i) when delivered in person; (ii) three days after deposited in the United States mail, first class postage prepaid; (iii) in the case of overnight courier services, one business day after delivery to the overnight courier service with payment provided; or (iv) in the case of electronic transmission such as e-mail, when sent; in the case of the Company, to the address of the Location, "attn.: Customer Notice", and in the case of the Customer, to the address set forth on the signature page to this WSA, unless either party hereunder provides written notice to the other of a change to its notice address as set forth in this paragraph. By its execution hereof, the Customer expressly consents to notice via the e-mail address set forth on the signature page.

(c)   <u>Entire Agreement; Survival</u>. This Agreement (including the Terms and Conditions, which are hereby incorporated by reference into and made a part of this Agreement) constitutes the entire agreement of the parties with respect to the subject matter hereof and supersedes all prior and contemporaneous statements, representations, warranties, actions, omissions, arrangements, understandings or other agreements of the parties in connection therewith. In the event of any conflict between this WSA and the Terms and Conditions, the Terms and Conditions shall govern.

BY ITS EXECUTION OF THIS WSA, THE CUSTOMER EXPRESSLY ACKNOWLEDGES ITS RECEIPT AND REVIEW OF THE TERMS AND CONDITIONS WHICH GOVERN THIS AGREEMENT AND ACCEPTS THE TERMS THEREOF, AS APPLICABLE, IN THEIR ENTIRETY. THE CUSTOMER FURTHER ACKNOWLEDGES THAT THE TERMS AND CONDITIONS SET FORTH BINDING PROVISIONS BETWEEN THE CUSTOMER AND THE COMPANY REGARDING THIS AGREEMENT, INCLUDING PROVISIONS RELATING TO CLAIM WAIVERS, LIABILITY LIMITATION, SUBROGATION AND LIEN RIGHTS IN THE CUSTOMER'S WINE, AS WELL AS INDEMNITY OBLIGATIONS AND OTHER CONDITIONS AND AGREEMENTS WHICH WILL AFFECT THE CUSTOMER'S RIGHTS UNDER THIS AGREEMENT AND WITH RESPECT TO ANY OF THE CUSTOMER'S WINE THAT IS THE SUBJECT OF THIS WSA.

IN WITNESS WHEREOF, the undersigned Customer hereby executes this WSA, accepts the Terms and Conditions, and agrees to be bound under this Agreement as of the following date: January 19, 2021.

VinVesto, Inc

Signature: _____

Name: VinVesto, Inc

Title: _____

Date: _____